

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2012

Via E-mail
Jeffery Gao
Chief Executive Officer
Xueda Education Group
A-4 Xibahe Beili, Chaoyang District
Beijing 100028
People's Republic of China

> **Re:** **Xueda Education Group**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **Response dated September 7, 2012**
> **File No. 001-34914**

Dear Mr. Gao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

General

1. Please describe to us the process to move cash from the WFOE to Xueda Education Group, including the following:
   a. Describe the process for issuing a cash dividend from the WFOE to Xueda Education Group;
   b. Describe whether that process requires regulatory and/or SAFE approval, and if so, a description of the factors that go into such an approval;
   c. Explain whether the WFOE has issued a dividend in the past, and if not, the reasons why;
   d. Describe your policy related to dividends being issued from the WFOE;

e. We understand there are restrictions on statutory reserves that impact ability to dividend. Describe those requirements and whether the WFOE has met the requirements to execute a cash dividend;

f. Tell us whether there any barriers other than the statutory reserves to executing a cash dividend;

g. Tell us other ways outside of a dividend, and potential barriers for those other ways, that the WFOE could transfer value to Xueda Education Group.

2. Please tell us how the board of directors was appointed of Xueda Education Group and how members of the board can be terminated and appointed, and how the officers of Xueda Education Group are hired, fired, and compensated. Please tell us whether the board votes on termination of a board member and whether the board member subject to that vote is entitled to vote.

3. Please identify for us the officers of the WFOE and the VIE and tell us how they can be removed or replaced.

4. Please tell us how the VIE board of directors was appointed and how the directors can be removed or appointed and how decisions are made.

5. Please tell us whether there are any relationships between the equity holders of Xueda Education Group and/or the equity holders of the VIE. We would like to understand whether certain shareholders may, in substance or contractually, control another shareholder's vote.

6. Please tell us who has control based on the accounting model that would apply, such as the voting interest entity or variable interest entity, over Xueda Education Technology Co., Ltd, Beijing Century Hui Ce Investment Consultancy Co., Ltd and CDH Xueda Education Limited. In addition, identify for us the officers of these companies and the process by which those in power may be removed or reappointed.

7. Please describe Rubin Li and Xin Jin's involvement in the purpose and design of the VIE as it was formed, as well as how they can be removed as officers and board members of Xueda Education Group, the WFOE and/or the VIE.

8. Please tell us whether there are relationships that Rubin Lin or Xin Jin have with vendors, employees, and/or the government or others that would significantly impact the VIE operations if one or both of them were not involved. Please tell us whether there is a suitable replacement for these individuals.

9. We note from your response letter dated September 7, 2012 your descriptions of the contractual rights granted to the board of directors of the WFOE. Please describe what would happen if the VIE shareholders collectively or individually (such as Rubin Li or Xin Jin) disagree with the actions of the board of directors of Xueda Education Group. In this regard, help us understand in substance what the VIE shareholders could do that the board of Xueda Education Group cannot prevent.

10. Please describe what rights Rubin Li has as the legal representative of the VIE and whether he has any unilateral rights over the significant activities of the VIE.

11. We note from your response to comment 3 of our letter dated July 27, 2012 that the VIE established and operates learning centers. Please provide us an accounting analysis that supports the consolidation conclusion of the schools/learning centers into the VIE or the WFOE, including which accounting model has been applied, such as the voting interest entity model, variable interest entity model, lease model, and or asset model as well as the details and judgments of the accounting analysis. We understand from this response that there are two structures you use, which may or may not include an entity. Please describe this analysis for each type of structure.

12. Please tell us other models that were considered and rejected and whether they could result in a non-consolidation accounting conclusion.

13. Please tell us if the schools/learning centers were not consolidated on the VIE's financial statements, whether the alternative accounting result of accounting for the arrangements would result in a material difference to the financial statements.

14. Please provide an analysis of the arrangements, including the terms such as expiration, cancellation provisions, etc., between the VIE and/or WOFE and the government and/or entity that holds the schools and explain an overview of how control and economics work. For example, please ensure the following are addressed:

    a. Please describe whether an entity is involved in the structure and if so what capacity, what type of entity, own owns the entity, purpose and design, etc.
    b. Did the VIE make an upfront contribution to receive the sponsorship agreement, or does the VIE makes payments to the government over time?
    c. Describe the substance of the rights conveyed to the VIE through the contractual arrangements.
    d. Has the service fee between the schools/learning centers and the WFOE been paid or is there an unpaid balance? If there is an unpaid balance, please describe why.
    e. Describe any barriers or restrictions to the rights or economics conveyed through the contractual arrangements.

15. Please describe any legal restrictions that prevent the VIE from receiving economics. We understand that the WFOE has service contracts with the schools/learning centers that are not subject to the "reasonable return" restrictions for sponsorship agreements. We also understand that the VIE has sponsorship agreements with the schools/learning centers that are subject to the "reasonable returns". Tell us whether there are any other legal restrictions. In addition, address the following:

   a. Please tell us what impact the "reasonable returns" restrictions for sponsorship agreements have on the accounting analysis.

   b. Please tell us what happens if the school is liquidated, and whether the VIE is legally or contractually restricted in the return it can receive. Explain to us the impact, if any, such a restriction has on the accounting analysis.

Risk Factors, page 4

Restrictions on currency exchange may limit our ability to receive and use our…, page 24

16. We note your disclosure under this risk factor heading discussing restrictions on currency exchange limitations on your ability to use net income generated in RMB to fund any business activities we may have outside China in the future. In future filings, please revise this risk factor to include a reference to the new rules and restrictions, their purpose and impact on your ability to transfer funds.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Account Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Kevin Zhang, Esq.
        Simpson Thacher and Bartlett LLP